UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Li-Cycle Holdings Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Timothy Johnston

Li-Cycle Holdings Corp.

207 Queens Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Timothy Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 445,507 Common Shares
	8	SHARED VOTING POWER 11,047,167 Common Shares
	9	SOLE DISPOSITIVE POWER 445,507 Common Shares
	10	SHARED DISPOSITIVE POWER 11,047,167 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,492,674 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

*

Of the total amount of common shares without par value of Li-Cycle Holdings Corp. (the “Common Shares”), a corporation organized under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Timothy Johnston (“Timothy Johnston” or “Mr. Johnston”) as of May 19, 2023, (1) 355,848 Common Shares were owned directly, and (2) 11,047,167 Common Shares were owned by Keperra Holdings Limited, a corporation organized under the laws of the Province of Ontario, Canada and successor to Keperra Holdings Ltd., a Guernsey corporation (“Keperra Holdings”). Mr. Johnston is the sole shareholder of Keperra Holdings. Previously, Artemis Nominees Limited (“Artemis Nominees”) was a nominee company that held legal title to 100 shares of Keperra Holdings as nominee of and trustee for Mr. Johnston. However, Artemis Nominees no longer holds any equity interests in Keperra Holdings and no longer serves as nominee and trustee for Mr. Johnston in connection with Keperra Holdings. In addition, Mr. Johnston has vested options to acquire 89,299 Common Shares, which includes options to acquire (i) 58,597 Common Shares at a price of US$10.93 per share until August 10, 2031, and (ii) 30,702 Common Shares at a price of US$7.58 per share until January 31, 2032.

**

Calculations of percentage ownership in this Schedule 13D are based upon a total of 176,664,262 Common Shares of the Issuer outstanding as of May 11, 2023, as reported in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2023 and 2022 filed with Issuer’s Form 6-K dated May 15, 2023, and Mr. Johnston’s options to acquire 89,299 Common Shares that are vested. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

May 19, 2023

CUSIP No. 50202P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Keperra Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,047,167 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,047,167 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,047,167 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

11,047,167 Common Shares were beneficially owned as of May 19, 2023 by Keperra Holdings. Mr. Johnston is the sole shareholder of Keperra Holdings. Artemis Nominees was previously a nominee company that held legal title to 100 shares of Keperra Holdings as nominee of and trustee for Mr. Johnston. However, Artemis Nominees no longer holds any equity interests in Keperra Holdings and no longer serves as nominee and trustee for Mr. Johnston in connection with Keperra Holdings.

**

Calculations of percentage ownership in this Schedule 13D are based upon a total of 176,664,262 Common Shares of the Issuer outstanding as of May 11, 2023, as reported in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2023 and 2022 filed with Issuer’s Form 6-K dated May 15, 2023. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D which was filed on August 16, 2021 (the “Original Statement”, and the Original Statement, as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) jointly by (1) Timothy Johnston, the Executive Chairman and a member of the Board of Directors of the Issuer, (2) Keperra Holdings Limited, a corporation organized under the laws of the Province of Ontario, Canada and successor to Keperra Holdings Ltd., a Guernsey corporation (“Keperra Holdings”), which was previously controlled by Mr. Johnston through Artemis Nominees Limited (“Artemis Nominees”), which previously held legal title to 100 shares of Keperra Holdings as nominee and trustee for Mr. Johnston, and (3) Artemis Nominees, a corporation organized under the laws of Guernsey, which was a nominee of and trustee for Mr. Johnston (together, the “Previous Reporting Persons”), and relates to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”). Since the filing of the Original Statement, Artemis Nominees has disposed of its equity interests in Keperra Holdings and no longer serves as nominee and trustee for Mr. Johnston in connection with Keperra Holdings. Therefore, Artemis Nominees is no longer party to the Schedule 13D.

The principal executive office of the Issuer is located at 207 Queens Quay West, Suite 590, Toronto, ON M5J 1A7. Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

ITEM 1.	SECURITY AND ISSUER

The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The principal executive office of the Issuer is located at 207 Queens Quay West, Suite 590, Toronto, Ontario, Canada M5J 1A7.

ITEM 2.	IDENTITY AND BACKGROUND

Items 4(a) and 4(b) of the Original Statement are amended and restated to read as follows:

(a) This Schedule 13D is being filed by (1) Timothy Johnston, the Executive Chairman and a member of the board of directors (the “Board”) of the Issuer and (2) Keperra Holdings, a corporation organized under the laws of the Province of Ontario, Canada, which directly owned by Mr. Johnston (together, the “Reporting Persons”).

(b) The address and principal business office of Timothy Johnston is 207 Queens Quay West, Suite 590, Toronto, Ontario, Canada M5J 1A7. The address and principal business office of Keperra Holdings is 210 Douglas Drive, Toronto, Ontario M4W 2B8.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 4 of the Original Statement is hereby amended and supplemented by adding the following information:

This Amendment is being filed for purposes for disclosing the entry of the Reporting Persons into the prepaid variable share forward transaction as described in this Amendment (the “VPF Transaction”). The information contained in Item 6 of this Amendment with respect to the VPF Transaction is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Original Statement are amended and restated to read as follows:

(a) As of May 19, 2023, Mr. Johnston may be deemed to beneficially own an aggregate of 11,492,674 Common Shares of the Issuer, representing approximately 6.5% of the outstanding Common Shares, consisting of (1) 355,848 Common Shares directly owned by Mr. Johnston, (2) 11,047,167 Common Shares directly owned by Keperra Holdings and (3) vested options to acquire 89,299 Common Shares which remain outstanding, representing approximately 6.5% of the outstanding Common Shares. As of May 19, 2023, Keperra Holdings was the record owner of 11,047,167 Common Shares and may be deemed to beneficially own an aggregate of 11,047,167 Common Shares, representing approximately 6.3% of the outstanding Common Shares.

(b) As of May 19, 2023, Mr. Johnston has:

•	sole power to vote or direct the vote of 445,507 Common Shares;

•	shared power to vote or direct the vote of 11,047,167 Common Shares;

•	sole power to dispose or direct the disposition of 445,507 Common Shares, subject to the VPF Transaction; and

•	shared power to dispose or direct the disposition of 11,047,167 Common Shares, subject to the VPF Transaction.

As of May 19, 2023, Keperra Holdings has:

•	sole power to vote or direct the vote of 0 Common Shares;

•	shared power to vote or direct the vote of 11,047,167 Common Shares;

•	sole power to dispose or direct the disposition of 0 Common Shares subject to the VPF Transaction; and

•	shared power to dispose or direct the disposition of 11,047,167 Common Shares subject to the VPF Transaction.

Item 5(c) of the Original Statement is amended and restated to read as follows:

(c)

On May 16, 2023, Mr. Johnston exercised his previously granted options to acquire 159,640 Common Shares at a price of US$0.02 per share and sold the corresponding 159,640 Common Shares on the same date in an open market transaction for a weighted average price of US$4.4452 per Common Share.

On May 17, 2023, Mr. Johnston exercised his previously granted option to acquire 199,550 Common Shares at a price of US$0.37 per share and sold the resulting 199,550 Common Shares on the same date in an open market transaction for a weighted average price of US$4.5884 per Common Share.

On May 19, 2023, Keperra Holdings entered into the VPF Transaction. The VPF Transaction is a variable prepaid forward contract with Citibank, N.A (“Citibank”), covering a maximum of 2,000,000 Common Shares. The variable prepaid forward contract is scheduled to settle and mature on the one year anniversary of the date on which Citibank starts to hedge the VPF Transaction, at which time the actual number of shares of the Common Shares to be delivered by Keperra Holdings will be determined based on the price of the Company’s Common Shares on such dates relative to the forward floor price, to be 85% of the initial hedge price per share, and the forward cap price, to be 120% of the initial hedge price per share. Subject to certain conditions, Keperra Holdings can elect to instead settle the VPF Transaction with cash and thereby retain full ownership of the Common Shares pledged under the VPF Transaction.

In connection with the entry into the variable prepaid forward contract for the VPF Transaction (the “VPF Contract”), Keperra Holdings will pledge a maximum of 2,000,000 Common Shares with Citibank to secure its obligations under the contract. Keperra Holdings retains economic rights to the Common Shares while the Common Shares are subject to the pledge (so long as no event of default or similar event occurs under the variable prepaid forward contract or the related pledge and security agreement) and voting rights to such shares to the extent held by Citibank. The aggregate number of Common Shares covered by the variable prepaid forward contract and pledged to Citibank as described above represents approximately 1.13% of the outstanding shares of the Issuer and 17.4% of the aggregate Common Shares held by Keperra Holdings and Mr. Johnston as of May 19, 2023.

Mr. Johnston, through Keperra Holdings, entered into the VPF Contract in accordance with his family financial plan, to provide financial flexibility to support ongoing investments and estate planning. Because Mr. Johnston has the discretion to elect to settle the VPF Contract in cash, the contract permits Mr. Johnston to effectively retain ownership of the Common Shares, and, if the contract is ultimately settled in cash, to participate in all future stock price appreciation after such settlement.

At this time, Mr. Johnston remains committed to being a long-term shareholder of the Issuer, intends for Keperra Holdings to satisfy its obligations under the VPF Contract with cash at or before maturity, and has no intention of selling any Common Shares. If Keperra Holdings, however, were to default on its obligations under the VPF Contract and fail to cure such default, Citibank would have the right to foreclose on Common Shares pledged by Keperra Holdings to satisfy such obligations. Moreover, at this time there can be no assurances that the VPF Contract will ultimately settle in cash.

The Issuer’s Insider Trading Policy permits hedging and pledging transactions only where such transactions have been proposed by a director or executive officer of the Issuer, reviewed and recommended by the Nominating and Governance Committee of the Board of Directors of the Issuer, and approved by the Board of Directors of the Issuer. The VPF Transaction was approved, in accordance with the terms of the Issuer’s Insider Trading Policy, on January 17, 2023, provided, among other things, that the VPF Transaction meets certain restrictions on the number of Common Shares covered in the VPF Transaction (the “VPF Limitations”). The VPF Contract is in compliance with the VPF Limitations.

The Master Terms and Conditions for Prepaid Variable Share Forward Transactions and the Pledge and Security Agreement govern the terms of the VPF Transaction, and are attached hereto as Exhibits 10.3 and 10.4, respectively, of this Schedule 13D and this Section 5(c) is qualified in its entirety by reference to the full text of the Master Terms and Conditions for Prepaid Variable Share Forward Transactions and the Pledge and Security Agreement, which are incorporated to this section 5(c) by reference.

Except as otherwise described in Item 3, Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Statement is hereby amended by adding the following:

VPF Transaction

The Master Terms and Conditions for Prepaid Variable Share Forward Transactions and the Pledge and Security Agreement govern the terms of the VPF Transaction described in Section 5(c) of this Schedule 13D, and are attached hereto as Exhibits 10.3 and 10.4, respectively, of this Schedule 13D and are incorporated by reference into this Item 6.

The section entitled “Employment Agreement” set forth in Item 6 of the of the Original Statement is amended and restated to read as follows:

Executive Employment Agreement

On March 1, 2022, Li-Cycle Corp., a corporation organized under the laws of the Province of Ontario, Canada (“Li-Cycle”) entered into an Executive Employment Agreement with Mr. Johnston (as amended, the “Employment Agreement”) that replaced a September 1, 2020 employment agreement between the parties. For more information and details about the Employment Agreement, please see the section entitled “Employment Arrangements, Termination and Change in Control Benefits” on the Issuer’s 20-F, filed with the SEC on February 6, 2023, which is incorporated herein by reference.

The information set forth in Item 3 and Item 4 of the Original Statement is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Statement is hereby amended and restated to read as follows:

Exhibit No.	Description

10.1	Investor and Registration Rights Agreement, dated August 10, 2021, by and among Li- Cycle Holdings Corp. and the parties named therein (filed as Exhibit 10.5 to the Issuer’s 20- F, dated as of August 16, 2021, and incorporated herein by reference).

10.2	Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (filed as Exhibit 99.4 to the Issuer’s Registration Statement on Form S-8, dated as of December 9, 2021, and incorporated herein by reference).

10.3	Master Terms and Conditions for Prepaid Variable Share Forward Transactions between Citibank, N.A. and Keperra Holdings Limited, dated as of May 19, 2023

10.4	Pledge and Security Agreement between Citibank, N.A. and Keperra Holdings Limited, dated as of May 19, 2023†

99.1	Joint Filing Agreement, dated as of August 16, 2021, by and among Timothy Johnston, Keperra Holdings Limited and Artemis Nominees Limited. (filed with the Reporting Persons’ Schedule 13D dated August 16, 2021)

†

Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S- K. The Reporting Persons hereby agree to furnish a copy of any omitted exhibits or schedules to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

Timothy Johnston

By:	/s/ Timothy Johnston
Name: Timothy Johnston

Keperra Holdings Limited

By:	/s/ Timothy Johnston
Name: Timothy Johnston
Title: President